

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

<u>Via E-Mail</u>
Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings Inc.
5440 West Sahara, Suite 205
Las Vegas, NV 89146

> **Re: Crown Equity Holdings Inc.**
> **Amendment No. 3 to Form 10-K**
> **for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2011**
> **Amendment No. 3 to Form 10-Q**
> **for Fiscal Quarter Ended March 31, 2010**
> **Amendment No. 3 Form 10-Q**
> **for Fiscal Quarter Ended June 30, 2010**
> **Amendment No. 3 Form 10-Q**
> **for Fiscal Quarter Ended September 30, 2010**
> **Filed March 10, 2011**
> **File No. 000-29935**

Dear Mr. Bosket:

        We have completed our review of your filings and do not have any further comments at this time.

                                                          Sincerely,

                                                          /s/ Andrew D. Mew

                                                          Andrew D. Mew
                                                          Accounting Branch Chief

cc: Claudia J. McDowell, Esq.